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                             August 27, 2021

       James A. Ajello
       Chief Financial Officer
       Portland General Electric Company
       121 SW Salmon Street
       Portland, Oregon 97204

                                                        Re: Portland General
Electric Company
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            File No.
001-05532-99

       Dear Mr. Ajello:

              We have reviewed your August 17, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 11, 2021 letter.

       Form 10-K for Fiscal Year Ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 46

   1. We note your response to our prior comment 1. As previously noted, pursuant to Item
                                                        10(e)(1)(i)(B) of
Regulation S-K, reconciliation of non-GAAP measures should be to the most directly
comparable measure calculated and presented in accordance with GAAP.
                                                        For the non-GAAP gross
margin measure you present, the most directly comparable
                                                        GAAP-basis measure
appears to be a fully burdened gross margin that includes
                                                        depreciation and
amortization and any other relevant cost of revenue items. Please revise your disclosure
accordingly. In this connection, the illustrative example included in your response appears to
provide a reconciliation of your non-GAAP gross margin measure to
                                                        GAAP-basis revenue.
 James A. Ajello
Portland General Electric Company
August 27, 2021
Page 2

      You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or
Ethan
Horowitz, Accounting Branch Chief, at 202-551-3311 if you have any questions.



FirstName LastNameJames A. Ajello                       Sincerely,
Comapany NamePortland General Electric Company
                                                        Division of Corporation
Finance
August 27, 2021 Page 2                                  Office of Energy &
Transportation
FirstName LastName